

Mail Stop 4720

September 16, 2015

Mr. Daniel M. Wallach
Chief Executive Officer
Shepherd's Finance, LLC
12627 San Jose Boulevard
Suite 203
Jacksonville, Florida 32223

> **Re: Shepherd's Finance, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 4, 2015**
> **File No. 333-181360**

Dear Mr. Wallach:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibit 31.1

1. We note you have omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in your certifications in exhibit 31.1. Please revise your future filings to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K or tell us why you do not believe the internal control over financial reporting wording is required.

Please note that the completion of our review of the registration statement on Form S-1, File No. 333-203707, is subject to the resolution of our comments on your December 31, 2014 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services I